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                                                                    EXHIBIT 99.3



F O R    I M M E D I A T E    R E L E A S E

                                              April 18, 1997
                                              For more information contact:
                                              Erin Ibele - (419) 247-2800
                                              Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                  SALE OF $80 MILLION OF SENIOR UNSECURED NOTES

Toledo, Ohio, April 18, 1997..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today the sale of $80 million of senior unsecured notes. The company priced $20 million of notes due 2000, $20 million of notes due 2002 and $40 million of notes due 2004. The notes have a weighted average interest rate of 7.91 percent and are rated `BBB-' (triple-B-minus) by Duff & Phelps Credit Rating Co. The transaction is expected to close on April 22, 1997.

Alex. Brown & Sons Incorporated is the underwriter for the offering. The net proceeds will be used to invest in additional health care properties.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1996, the company had investments in 137 health care facilities in 28 states and had total assets of approximately $520 million.

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